Exhibit 99.1

Genmab Announces Financial Results for the First Half of 2019 and Updates 2019 Financial Guidance

August 14, 2019; Copenhagen, Denmark;

Interim Report for the First Half of 2019

Highlights

•

Registration statement filed with the U.S. Securities and Exchange Commission for the proposed public offering of American Depository Shares and application submitted for listing of the ADSs on the Nasdaq Global Select Market under the symbol “GMAB.” The public offering and listing were completed in July.

•	Agreement signed with Janssen Biotech, Inc. (Janssen) to collaborate exclusively on next-generation CD38 antibody product candidate, HexaBody®-CD38.
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The U.S. Food and Drug Administration (U.S. FDA) approved DARZALEX® (daratumumab) in combination with lenalidomide and dexamethasone for the treatment of adult patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant

•

The U.S. FDA granted Priority Review for daratumumab in combination with bortezomib, thalidomide and dexamethasone as treatment for newly diagnosed patients with multiple myeloma who are candidates for autologous stem cell transplant.

•	Janssen initiated Phase III study to examine daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma.
•	DARZALEX net sales increased 49% over H1 2018 to USD 1,403 million, resulting in royalty income of DKK 1,169 million.
•

 Genmab is updating its 2019 financial guidance due to increased royalty income related to the sales of DARZALEX and increased operating expenses as a result of the advancement of our product pipeline, resulting in a small increase in projected operating income.

“The first half of 2019 brought truly transformational change to Genmab as we began the process of becoming a dual-listed company, with the potential to trade shares in both the U.S. (in the form of ADSs) and in Denmark. We also built upon our already successful relationship with Janssen with the signing of an agreement to collaborate exclusively on the next-generation CD38 antibody product candidate, HexaBody-CD38. We have seen encouraging pre-clinical data from HexaBody-CD38 and believe it has the potential to extend the promise of CD38-targeted therapies beyond what is currently available for patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “In addition to these key events, the first half of 2019 also saw the highly anticipated U.S. FDA approval for DARZALEX, based on the Phase III MAIA data. Now that this indication has been approved many more patients in the U.S. who are newly diagnosed with multiple myeloma will have a DARZALEX containing regimen as a choice for their initial therapy.”

Financial Performance First Half of 2019

•

Revenue was DKK 1,365 million in the first half of 2019 compared to DKK 1,191 million in the first half of 2018. The increase of DKK 174 million, or 15%, was mainly driven by higher DARZALEX royalties and reimbursement income from our collaborations with Seattle Genetics and BioNTech, partly offset by the one-time payment from Novartis of USD 50 million (DKK 304 million) during the first half of 2018 for lost potential milestones and royalties following announcement of Novartis’ intention to transition Arzerra® (ofatumumab) to limited availability via compassionate use programs for chronic lymphocytic leukemia (CLL) in non-U.S. markets.

•

Net sales of DARZALEX by Janssen were USD 1,403 million in the first half of 2019 compared to USD 943 million in the first half of 2018, an increase of USD 460 million, or 49%. According to Johnson & Johnson, sales in the second quarter of 2019 included a one-time adjustment related to

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Genmab Announces Financial Results for the First Half of 2019 and Updates 2019 Financial Guidance

the completion of pricing and reimbursement discussions in certain European countries, which positively impacted this worldwide second quarter operational growth by 16 percentage points.
•

Operating expenses were DKK 1,254 million in the first half of 2019 compared to DKK 732 million in the first half of 2018. The increase of DKK 522 million, or 71%, was driven by the advancement of enapotamab vedotin and tisotumab vedotin, additional investments in our product pipeline, and the increase in new employees to support the expansion of our product pipeline.

•

Operating income was DKK 111 million in the first half of 2019 compared to DKK 459 million in the first half of 2018. As anticipated, the decrease of DKK 348 million, or 76%, was driven primarily by increased operating expenses and the one-time payment from Novartis in 2018.

Subsequent Event

•

July:  Completion of public offering and listing of American Depository Shares (ADSs) on Nasdaq Global Select Market under the symbol “GMAB”. Gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 American Depository Shares (“ADSs”). Further, the underwriters’ exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total gross proceeds of the offering to USD 582 million (DKK 3,873 million). The public offering price of $17.75 per ADS, corresponded to a subscription price of DKK 1,181.80 per New Share at the U.S. dollar/DKK exchange rate of DKK 6.6580 per USD 1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one. Underwriting commissions paid were USD 32 million (DKK 213 million). Total share capital following the public offering amounted to DKK 64,967,643.

Outlook

Genmab is updating its 2019 financial guidance published on February 20, 2019 due to increased royalty income related to the sales of DARZALEX and increased operating expenses as a result of the advancement of our product pipeline.

	Revised	Previous
MDKK	Guidance	Guidance
Revenue	4,800	4,600
Operating expenses	(2,750)	(2,600)
Operating income	2,050	2,000

Conference Call

Genmab will hold a conference call in English to discuss the results for the first half of 2019 today, Wednesday, August 14, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial +1 631 510 7495 (U.S. participants) or +44 2071 928000 (international participants) and provide conference code 4966139.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com.

Contact:

Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Half of 2019

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Interim Report for the First Half of 2019

CONSOLIDATED KEY FIGURES

	2nd Quarter of	2nd Quarter of	6 Months Ended	6 Months Ended	Full Year
	2019	2018*	June 30, 2019	June 30, 2018*	2018*
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Income Statement
Revenue	773,914	509,675	1,364,923	1,190,687	3,025,137
Research and development expenses	(563,376)	(318,889)	(1,109,456)	(631,440)	(1,431,159)
General and administrative expenses	(73,371)	(55,742)	(144,224)	(100,158)	(213,695)
Operating expenses	(636,747)	(374,631)	(1,253,680)	(731,598)	(1,644,854)
Operating result	137,167	135,044	111,243	459,089	1,380,283
Net financial items	(26,639)	200,271	93,307	131,791	231,688
Net result	84,885	260,527	157,094	459,101	1,472,141

Balance Sheet
Cash position**	6,950,953	6,070,935	6,950,953	6,070,935	6,106,094
Non-current assets	1,166,449	524,090	1,166,449	524,090	1,027,974
Assets	8,977,313	7,199,663	8,977,313	7,199,663	8,460,999
Shareholders' equity	8,286,509	6,861,225	8,286,509	6,861,225	8,014,360
Share capital	61,690	61,437	61,690	61,437	61,498
Investments in intangible and tangible assets	14,210	19,019	35,574	47,791	477,366

Cash Flow Statement
Cash flow from operating activities	184,829	134,876	832,026	598,947	1,014,786
Cash flow from investing activities	(772,548)	(103,924)	(786,082)	(786,691)	(1,777,553)
Cash flow from financing activities	26,120	42,332	15,618	(85,511)	(70,901)
Cash and cash equivalents	582,863	1,087,165	582,863	1,087,165	532,907
Cash position increase/(decrease)	120,681	369,763	844,859	648,198	683,357

Financial Ratios
Basic net result per share	1.38	4.26	2.56	7.51	24.03
Diluted net result per share	1.35	4.21	2.53	7.41	23.73

Period-end share market price	1,207.00	984.80	1,207.00	984.80	1,067.50
Price / book value	8.99	8.82	8.99	8.82	8.19

Shareholders' equity per share	134.32	111.68	134.32	111.68	130.32
Equity ratio	92%	95%	92%	95%	95%

Average number of employees (FTE***)	456	293	430	278	313
Number of employees at the end of the period	478	309	478	309	377

*    As disclosed in note 1 of the financial statements, prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 16 as of January 1, 2019

**  Cash, cash equivalents, and marketable securities.

*** Full-time equivalent

The figures and financial ratios have been prepared on a consolidated basis. The financial ratios have been calculated in accordance with the recommendations of the Association of Danish Financial Analysts (2017) and key figures in accordance with IFRS.

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Interim Report for the First Half of 2019

OUTLOOK

	Revised	Previous
MDKK	Guidance	Guidance
Revenue	4,800	4,600
Operating expenses	(2,750)	(2,600)
Operating income	2,050	2,000

Genmab is updating its 2019 financial guidance published on February 20, 2019 due to increased royalty income related to the sales of DARZALEX and increased operating expenses as a result of the advancement of our product pipeline.

Revenue

We expect our 2019 revenue to be approximately DKK 4,800 million, an increase of DKK 200 million compared to the previous guidance. Our projected revenue for 2019 primarily consists of DARZALEX royalties of DKK 2,885 million, an increase of DKK 200 million from the previous guidance due to positive impact of USD/DKK exchange rates movements. The DARZALEX royalties are based on estimated net sales of USD 3.0 billion in 2019. We continue to project DARZALEX milestones of approximately DKK 1,500 million related to commercial net-sales based milestones for achieving net-sales in a calendar year of both USD 2.5 billion and USD 3.0 billion respectively. The remainder of the revenue consists of cost reimbursement income, Arzerra® royalties, and DuoBody® milestones.

Operating Expenses

We anticipate that our 2019 operating expenses will be approximately DKK 2,750 million, an increase of DKK 150 million compared to the previous guidance. The increase is driven by the advancement of our product pipeline and addition of new projects.

Operating Result

We now expect the operating income to be approximately DKK 2,050 million in 2019, an increase of DKK 50 million compared to the previous guidance.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX sales and corresponding royalties to Genmab; and currency exchange rates. The financial guidance assumes that no significant agreements are entered during 2019 that could materially affect the results.

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Interim Report for the First Half of 2019

KEY 2019 PRIORITIES

Priority		Targeted Milestones
Daratumumab	 

•  U.S. FDA decision on Phase III MAIA multiple myeloma (MM) submission

•  U.S. FDA decision on Phase III CASSIOPEIA MM submission

•Phase III COLUMBA MM subcutaneous (SubQ) daratumumab safety and efficacy analysis

Ofatumumab		•Phase III ASCLEPIOS I & II relapsing multiple sclerosis SubQ ofatumumab study completion and reporting
Tisotumab vedotin		•Phase II innovaTV 204 tisotumab vedotin recurrent / metastatic cervical cancer study enrollment complete by mid-year
Innovative pipeline

•Phase II enapotamab vedotin expansion cohort efficacy analysis

•Phase I/II HexaBody®-DR5/DR5 initial clinical data

•Phase I/II DuoBody-CD3xCD20 clinical data dose escalation cohorts

•File INDs or CTAs for 3 new products

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Interim Report for the First Half of 2019

PRODUCT PIPELINE

Our own and partnered product pipeline consists of seventeen antibodies in clinical development, including two marketed products, and approximately 20 in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and as of July 18, 2019 may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com.

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2019

Marketed Products

DARZALEX (daratumumab) – First CD38 Antibody Approved in the World

•	First-in-class human CD38 antibody in development to treat cancer
•

Approved in combination with other therapies for frontline multiple myeloma in U.S. and EU, in combination with other therapies in relapsed/refractory multiple myeloma in U.S., EU and Japan; and as monotherapy for heavily pretreated or double-refractory multiple myeloma in U.S. and EU

•	Multiple Phase III studies ongoing in multiple myeloma and amyloidosis, and for a subcutaneous formulation
•	Early stage studies ongoing in other blood cancers
•	Collaboration with Janssen
•	Net sales of DARZALEX by Janssen were USD 1,403 million in the first half of 2019

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Interim Report for the First Half of 2019

DARZALEX (daratumumab) intravenous infusion is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)

United States

Relapsed / Refractory MM
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS

November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR; POLLUX

June 2017	In combination with Pom-d for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS

Frontline MM
May 2018	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE

June 2019	In combination with Rd for newly diagnosed patients ineligible for ASCT	MAIA

Split Dosing Regimen
February 2019	Option to split first infusion over two consecutive days	EQUULEUS

European Union

Relapsed / Refractory MM
April 2016	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	SIRIUS

February 2017	In combination with Rd or Vd for patients who have received at least one prior therapy	CASTOR; POLLUX

Frontline MM
July 2018	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE

Split Dosing Regimen
December 2018	Option to split first infusion over two consecutive days	EQUULEUS

Japan

Relapsed / Refractory MM
September 2017	In combination with Rd or Vd	CASTOR; POLLUX

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; ASCT = autologous stem cell transplant; Pom-d = pomalidomide and dexamethasone

The warnings and precautions for DARZALEX include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea,

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Interim Report for the First Half of 2019

diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Please consult the full U.S. Prescribing information and the full European Summary of Product Characteristics for all the labeled safety information for DARZALEX.

Second Quarter Update

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June: The U.S. FDA approved the use of DARZALEX in combination with Rd for the treatment of adult patients newly diagnosed with multiple myeloma who are ineligible for ASCT. The approval was based on the Phase III MAIA (MMY3008) study.

•

June: Data from Phase III daratumumab trials CASSIOPEIA (MMY3006) and COLUMBA (MMY3012) were presented in oral sessions at both the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting and the 24th European Hematology Association (EHA) Annual Congress.

•

June: Enrollment complete in the Phase III APOLLO (MMY3013) trial of daratumumab in combination with pomalidomide and dexamethasone (Pom-dex) for patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy with both lenalidomide and a proteasome inhibitor.

•	May: Enrollment complete in the Phase III Aquila (SMM3001) trial of daratumumab in high-risk smoldering multiple myeloma.
•

May: The U.S. FDA granted Priority Review for daratumumab in combination with bortezomib, thalidomide and dexamethasone (VTd) as treatment for newly diagnosed patients with multiple myeloma who are candidates for ASCT. The submission was based on the Phase III CASSIOPEIA (MMY3006) data. The U.S. FDA assigned a Prescription Drug User Fee Act (PDUFA) target date of September 26, 2019 to take a decision on daratumumab in this indication.

•

April: A Supplemental new drug application (sNDA) was submitted in Japan for daratumumab in combination with lenalidomide and dexamethasone as a treatment for patients newly diagnosed with multiple myeloma who are not candidates for high-dose chemotherapy and ASCT. The submission was based on data from Phase III MAIA (MMY3008) study.

•

April: A Phase III study was announced to examine daratumumab plus lenalidomide as maintenance treatment in patients with newly diagnosed multiple myeloma and utilizes the subcutaneous formulation of daratumumab. The first patient was dosed in June.

First Quarter Update

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March: A Phase II study of subcutaneous daratumumab in combination with carfilzomib and dexamethasone (Kd) compared to Kd in patients with relapsed refractory multiple myeloma who were previously treated with intravenous daratumumab was published on www.clinicaltrials.gov.

•

March: Regulatory submissions to broaden the label for daratumumab to include use in combination with VTd as treatment for newly diagnosed patients with multiple myeloma who are candidates for ASCT were submitted to the EMA and the U.S. FDA. The submissions were based on data from the Phase III CASSIOPEIA (MMY3006) study.

•

March: A regulatory submission to broaden the existing marketing authorization for daratumumab to include use in combination with Rd as treatment for newly diagnosed patients with multiple myeloma who are not candidates for high dose chemotherapy and ASCT was submitted to the EMA. The submission was based on data from the Phase III MAIA (MMY3008) study.

•

February: Topline results from the Phase III COLUMBA study (MMY3012) of SubQ versus intravenous (IV) daratumumab for patients with relapsed or refractory multiple myeloma were reported. The results showed that SubQ administration of daratumumab co-formulated with recombinant human hyaluronidase PH20 is non-inferior to IV administration of daratumumab with regard to the co-primary endpoints of overall response rate (ORR) and Maximum Trough concentration (Ctrough) of daratumumab on day 1 of the third treatment cycle. The ORR for patients treated with SubQ daratumumab was 41.1% versus 37.1% in patients treated with IV daratumumab.

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The lower limit of the 95% Confidence Interval (CI) for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint. The geometric mean of Ctrough for patients treated with SubQ daratumumab was 499 mg/mL versus 463 mg/mL in patients treated with IV daratumumab. The lower limit of the 95% CI for the ratio of the two met the specified non-inferiority criterion for this co-primary endpoint. No new safety signals were detected and Janssen plans to discuss the potential for a regulatory submission for subcutaneous daratumumab with health authorities.

•	February: The U.S. FDA approved an update to the Prescribing Information for DARZALEX to provide healthcare professionals the option to split the first infusion of DARZALEX over two consecutive days.
•

January:  The first part of a regulatory application was submitted to the FDA for a label expansion to include the use of daratumumab in combination with Rd for the treatment of patients with newly diagnosed multiple myeloma who are not candidates for high dose chemotherapy and ASCT. The submission was based on data from the Phase III MAIA (MMY3008) study. The U.S. FDA reviewed this application under their Real-Time Oncology Review (RTOR) pilot program. The submission was completed in March.

Daratumumab Development Covering All States of Multiple Myeloma – Key Ongoing Trials

Daratumumab Development – Beyond Multiple Myeloma

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Interim Report for the First Half of 2019

Arzerra (ofatumumab) – Our First Marketed Product

•	Human CD20 monoclonal antibody developed in collaboration with Novartis
•	Approved in certain territories for certain chronic lymphocytic leukemia (CLL) indications
•	Net sales of Arzerra by Novartis were USD 9 million in the first half of 2019

In the U.S., Arzerra solution for infusion is approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate; for use in combination with fludarabine and cyclophosphamide (FC) for the treatment of patients with relapsed CLL; and for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. It is also indicated as monotherapy for the treatment of patients with CLL who are refractory to fludarabine and alemtuzumab. In 2018, it was announced that Novartis intended to transition Arzerra from commercial availability to limited availability via managed access programs in markets outside the U.S., where applicable and allowed by local regulations.  Accordingly, in 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories.  We expect that Arzerra will remain commercially available in Japan as well as in the U.S.

The overall safety profile of Arzerra in CLL is based on exposure in clinical trials and the post-marketing setting. The most common side effects for Arzerra include adverse events associated with infusion reactions, cytopenias, and infections (lower respiratory tract infection, including pneumonia, upper respiratory tract infection, sepsis, including neutropenic sepsis and septic shock, herpes viral infection, and urinary tract infection).

Please consult the full U.S. Prescribing information, including Boxed Warning for all the labeled safety information for Arzerra.

First Quarter Update

February: The marketing authorization for Arzerra was withdrawn in the EU pursuant to Novartis’ decision to transition Arzerra from commercial availability to limited availability in markets outside the U.S. and Japan.

Proprietary Products in Development*

*Certain products in co-development, partners as indicated

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Tisotumab vedotin – A Next Generation Therapeutic

•	Antibody-drug conjugate (ADC, antibody coupled to a cell-killing agent) in development to treat solid tumors
•	Phase II potential registration study in cervical cancer ongoing, enrollment completed; Phase II clinical studies in ovarian and other solid tumors ongoing
•	Developed under a license and collaboration agreement with Seattle Genetics

Tisotumab vedotin is an ADC targeted to tissue factor (TF), a protein involved in tumor signaling and angiogenesis. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Tisotumab vedotin is in clinical development for solid tumors.  Tisotumab vedotin is being co-developed by Genmab and Seattle Genetics, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

First Quarter Update

•	March: First patient was dosed in the Phase I/II innovaTV 206 study of tisotumab vedotin as monotherapy for patients in Japan with recurrent and/or metastatic cervical cancer.
•

March: Patient enrollment was completed in the potential registration Phase II innovaTV 204 study of tisotumab vedotin as a monotherapy for patients with recurrent and/or metastatic cervical cancer who have relapsed or progressed after standard of care treatment.

Enapotamab vedotin (HuMax-AXL-ADC) – A First-in-Class ADC

•	ADC in development to treat solid tumors
•	Phase I/II clinical study for multiple types of solid tumors ongoing

Enapotamab vedotin is an ADC targeted to AXL, a signaling molecule expressed on many solid cancers and implicated in tumor biology. Enapotamab vedotin is fully owned by Genmab and the ADC technology used with enapotamab vedotin was licensed from Seattle Genetics. A Phase I/II clinical study of enapotamab vedotin for multiple types of solid tumors is ongoing.

HexaBody-DR5/DR5  (GEN1029) – First HexaBody Program in Clinical Development

•	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
•	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
•	Phase I/II clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. A Phase I/II clinical trial in solid tumors is ongoing.

DuoBody-CD3xCD20 (GEN3013) – A Proprietary Bispecific Antibody

•	Proprietary bispecific antibody created with Genmab’s DuoBody technology
•	Phase I/II clinical trial in B-cell malignancies ongoing

DuoBody-CD3xCD20 is a proprietary bispecific antibody created using Genmab’s DuoBody technology. DuoBody-CD3xCD20 targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target. A Phase I/II clinical study of DuoBody-CD3xCD20 in B-cell malignancies is ongoing.

DuoBody-PD-L1x4-1BB (GEN1046) – Potential in Solid Tumors

•	Bispecific antibody created with Genmab’s DuoBody technology

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•	Phase I/II clinical trial in solid tumors ongoing
•	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1 / PD-L1 axis and simultaneously activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. Phase I/II clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

Second Quarter Update

•	May: First patient dosed in first-in-human Phase I/II trial of DuoBody-PD-L1x4-1BB in solid tumors.

First Quarter Update

•	January: A CTA for DuoBody-PD-L1x4-1BB was submitted to regulatory authorities in Spain.

DuoBody-CD40x4-1BB (GEN1042) – Potential in Solid Tumors

•	Bispecific antibody created with Genmab’s DuoBody technology
•	First clinical Trial Application (CTA) submitted in March 2019
•	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all future costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase I/II clinical study of DuoBody-CD40 x4-1BB in solid tumors is expected to begin in 2019.

First Quarter Update

•	March: A Clinical Trial Application (CTA) for DuoBody-CD40x4-1BB was submitted to regulatory authorities in the UK.

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Interim Report for the First Half of 2019

Partner Programs Built on Genmab’s Innovation

Ofatumumab (OMB157)

•	Human CD20 monoclonal antibody developed in collaboration with Novartis
•	Subcutaneous formulation in development to treat relapsing multiple sclerosis
•	Recruitment completed in two Phase III studies with low dose subcutaneous ofatumumab in relapsing multiple sclerosis

Ofatumumab is a human IgG1k mAb that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. A subcutaneous formulation of ofatumumab is being investigated in two Phase III clinical studies in relapsing multiple sclerosis (relapsing MS). The studies compare the efficacy and safety of subcutaneous ofatumumab versus teriflunomide in patients with relapsing MS and are comprised of approximately 900 patients each.  A Phase III study examining the long-term safety, tolerability and effectiveness of ofatumumab in patients with relapsing MS who participated in a previous study is also ongoing.

Teprotumumab

•	In clinical development by Horizon Pharma, plc
•	In Phase III development for active thyroid eye disease

Teprotumumab is a human antibody that targets the Insulin-like Growth Factor‑1 Receptor (IGF‑1R), which is a well-validated target. Teprotumumab was created by Genmab under our collaboration with Roche. Clinical

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development of teprotumumab is being conducted by Horizon Pharma plc under a license from Roche. Teprotumumab has been granted Fast Track designation, Orphan Drug designation and Breakthrough Therapy Designation for thyroid eye disease, also known as Graves’ orbitopathy by the U.S. FDA.

First Quarter Update

•

February:  Topline results from the Phase III confirmatory trial evaluating teprotumumab for the treatment of active thyroid eye disease showed that the study met its primary endpoint. Horizon Pharma expects to submit a BLA to the U.S. FDA in mid‑2019.

JNJ-61186372

•	DuoBody product targeting EGFR and cMet
•	Phase I study ongoing in non-small cell lung cancer (NSCLC)
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-61186372 is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. JNJ-61186372 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. The two antibodies used to generate JNJ-61186372 were both created by Genmab. Janssen is investigating JNJ-61186372 in a Phase I clinical study to treat NSCLC.

Second Quarter Update

•	June: Updated data from the Phase I study of JNJ-61186372 in NSCLC was presented in an oral session at the 2019 ASCO Annual Meeting.

JNJ-67571244

•	DuoBody product targeting CD33 and CD3
•	In Phase I study for relapsed or refractory acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS)
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-67571244 is a bispecific antibody that targets CD3, which is expressed on T-cells and CD33, which is frequently expressed in AML and MDS. JNJ-67571244 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. JNJ-67571244 is being investigated in a Phase I clinical study to treat relapsed or refractory AML or MDS.

Second Quarter Update

•	May: A Phase I study of JNJ-67571244 in relapsed or refractory AML or MDS was initiated.

JNJ-63898081

•	DuoBody product targeting PSMA and CD3
•	In Phase I study for advanced solid tumors
•	Developed by Janssen under the DuoBody technology collaboration

JNJ-63898081 is a bispecific antibody that targets CD3, which is expressed on T-cells and prostate-specific membrane antigen (PSMA) is highly expressed on prostate adenocarcinomas. JNJ-63898081 was created under a collaboration between Genmab and Janssen using Genmab’s DuoBody technology. JNJ-63898081 is being investigated in a Phase I clinical study to treat advanced solid tumors.

Second Quarter Update

•	April: A Phase I study of JNJ-63898081 in advanced solid tumors was published on www.clinicaltrials.gov.

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Interim Report for the First Half of 2019

Pre-clinical Programs

•	Broad pre-clinical pipeline of approximately 20 programs including DuoHexaBody®-CD37
•	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies
•	Multiple new Investigational New Drug Applications (INDs) expected to be submitted over coming years
•	Entered strategic collaboration with Immatics to discover and develop next-generation bispecific cancer immunotherapies
•	Entered exclusive worldwide license and option agreement with Janssen to develop and commercialize next-generation CD38 antibody product, HexaBody-CD38

Genmab has approximately 20 active in-house and partnered pre-clinical programs. Our pre-clinical pipeline includes naked antibodies, immune effector function enhanced antibodies developed with our HexaBody technology, and bispecific antibodies created with our DuoBody platform. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

Second Quarter Update

•

June: Entered into exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation human CD38 monoclonal antibody product incorporating Genmab’s HexaBody technology. Genmab will fund research and development activities until completion of clinical proof of concept studies in multiple myeloma and diffuse large B-cell lymphoma. Based on the data from these studies, Janssen may exercise its option and receive a worldwide license to develop, manufacture and commercialize HexaBody-CD38. Should this occur, Janssen will pay Genmab a USD 150 million option exercise fee and up to USD 125 million in development milestones, as well as a flat royalty rate of 20% on sales of HexaBody-CD38 until a specified time in 2031, followed by 13-20% tiered royalties on sales thereafter. Should Janssen not exercise its option, the terms of the agreement allow Genmab to continue to develop and commercialize HexaBody-CD38 for DARZALEX-resistant patients, and in all other indications except those multiple myeloma or amyloidosis indications where DARZALEX is either approved or is being actively developed.

The agreement is the outcome of pre-clinical research on novel CD38 targeting concepts conducted by Genmab. HexaBody-CD38 showed encouraging in vitro complement-dependent cytotoxicity (CDC) activity in B-cell lymphoma and leukemia, including for cells with low CD38 expression levels. HexaBody-CD38 also showed similar antibody-dependent cellular cytotoxicity (ADCC) in vitro compared to daratumumab.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties which the Genmab group faces, refer to the 2018 annual report and the final prospectus for our U.S. public offering and listing, filed with the U.S. Securities and Exchange Commission (SEC) in July of 2019. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the 2018 annual report.

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Interim Report for the First Half of 2019

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s  revenue was DKK 1,365 million for the first half of 2019 compared to DKK 1,191 million for the first half of 2018. The increase of DKK 174 million, or 15%, was mainly driven by higher DARZALEX royalties and reimbursement income from our collaborations with Seattle Genetics and BioNTech, partly offset by the one-time payment from Novartis of USD 50 million (DKK 304 million) during the first half of 2018.

MDKK	H1 2019	H1 2018
Royalties	1,181	709
Milestone payments	20	40
License fees	—	336
Reimbursement income	164	106
Total revenue	1,365	1,191

Royalties

Royalty income amounted to DKK 1,181 million in the first half of 2019 compared to DKK 709 million in the first half of 2018. The increase of DKK 472 million, or 67%, was driven by higher DARZALEX royalties, which were partly offset by lower Arzerra royalties.

Net sales of DARZALEX by Janssen were USD 1,403 million in the first half of 2019 compared to USD 943 million in the first half of 2018. The increase of USD 460 million, or 49%, was driven by the continued strong uptake following the regulatory approvals in the U.S., EU and Japan. According to Johnson & Johnson, sales in the second quarter of 2019 included a one-time adjustment outside the U.S. related to the completion of pricing and reimbursement discussions in certain European countries, which positively impacted this worldwide second quarter operational growth by 16 percentage points. Royalty income on net sales of DARZALEX was DKK 1,169 million in the first half of 2019 compared to DKK 695 million in the first half of 2018, an increase of DKK 474 million. The increase in royalties of 68% is higher than the increase in the underlying sales due primarily to currency fluctuations between the USD and DKK.

Novartis’ net sales of Arzerra were USD 9 million in the first half of 2019 compared to USD 11 million in the first half of 2018, a decrease of USD 2 million, or 18%. Royalty income on net sales of Arzerra was DKK 12 million in the first half of 2019 compared to DKK 14 million in the first half of 2018, a decrease of DKK 2 million, or 14%.

Milestone Payments

Milestone income was DKK 20 million in the first half of 2019 which was driven by payment from Janssen for an additional DuoBody target pair under the license and collaboration agreement. Milestone income was DKK 40 million in the first half of 2018 which was driven by the Janssen and Novo Nordisk DuoBody collaborations. Milestone income may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Licenses Fees

There was no license fee income during the first half of 2019. License fee income was DKK 336 million during the first half of 2018 which was driven by the USD 50 million upfront payment from Novartis with the amendment of the Arzerra/ofatumumab license and collaboration agreement, payment from Janssen for an additional DuoBody target pair under the license agreement and the payment from Novo Nordisk for extending exclusivity of the commercial license for a DuoBody target pair under the agreement.

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Interim Report for the First Half of 2019

Reimbursement Income

Reimbursement income amounted to DKK 164 million in the first half of 2019 compared to DKK 106 million in the first half of 2018. The increase of DKK 58 million was driven by increased activities under our collaboration agreements with Seattle Genetics and BioNTech.

Refer to note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 1,110 million in the first half of 2019 compared to DKK 632 million in the first half of 2018. The increase of DKK 478 million, or 76%, was driven by the advancement of enapotamab vedotin and tisotumab vedotin, the additional investment in our product pipeline, and the increase in research and development employees.

Research and development costs accounted for 89% of the total operating expenses in the first half of 2019 compared to 86% in the first have of 2018.

General and Administrative Expenses

General and administrative expenses were DKK 144 million in the first half of 2019 compared to DKK 100 million in the first half of 2018. The increase of DKK 44 million, or 44%, was driven by growth across all support areas including enhanced technology and systems, early investment in commercial, and others due to the expansion of our product pipeline.

General and administrative expenses accounted for 11% of the total operating expenses in the first half of 2019 compared to 14% in the first have of 2018.

Operating Result

Operating income was DKK 111 million in the first half of 2019 compared to DKK 459 million in the first half of 2018. As anticipated, the decrease of DKK 348 million, or 76%, was driven primarily by increased operating expenses and the one-time payment from Novartis in 2018.

As of June 30, 2019, the total number of employees was 478 compared to 309 employees as of June 30, 2018. The increase in employees was driven by the expansion of our pipeline.

Workforce	June 30, 2019	June 30, 2018
Research and development employees	406	263
Administrative employees	72	46
Total employees	478	309

Net Financial Items

The net financial items for the first half of 2019 were net income of DKK 93 million compared to net income of DKK 132 million in the first half of 2018. The decrease of DKK 39 million, or 30%, was driven primarily by foreign exchange movements between the USD and DKK. During the first half of 2019, the USD strengthened against the DKK to a lesser extent than 2018, resulting in lower realized and unrealized exchange rate gains. Refer to note 4 in this interim report for further details about the net financial items.

Corporate Tax

The corporate tax expense for the first half of 2019 was DKK 47 million compared to DKK 132 million for the first half of 2018. The estimated annual effective corporate tax rate in the first half of 2019 was 23% compared to 22% in the first half of 2018. There has been no reversal of the valuation allowances on deferred tax assets in the first half of 2019 or the first half of 2018.

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Interim Report for the First Half of 2019

Net Result

Net result for the first half of 2019 was a net income of DKK 157 million compared to DKK 459 million in the first half of 2018. The decrease was driven by the items described above.

Cash Position

Cash Position (MDKK)	June 30, 2019	December 31, 2018
Marketable securities	6,368	5,573
Cash and cash equivalents	583	533
Cash position	6,951	6,106

As of June 30, 2019, cash, cash equivalents, and marketable securities (cash position) amounted to DKK 6,951 million, an increase of DKK 845 million from the beginning of 2019. The increase was mainly driven by positive working capital adjustments of DKK 700 million related to milestones achieved in the fourth half of 2018 which were received in the first half of 2019, and our operating income of DKK 111 million, which were partly offset by corporate taxes paid of DKK 140 million during the first half of 2019.

There were no short-term marketable securities included in cash and cash equivalents at the end of June 2019 or at the end December 2018. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to note 3 in this interim report for further details about our marketable securities.

Cash Flow

Cash Flow (MDKK)	H1 2019	H1 2018
Cash provided by (used in) operating activities	832	599
Cash provided by (used in) investing activities	(786)	(787)
Cash provided by (used in) financing activities	16	(86)

Net cash provided by operating activities is primarily related to our operating result, working capital fluctuations, reversal of net financial items, and adjustments related to non-cash expenses, all of which may be highly variable period to period. In the first half of 2019, the primary driver of higher cash provided by operating activities was higher positive working capital adjustments in 2019 related to milestones achieved in the fourth half of 2018 that were received in 2019.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested. Purchases of marketable securities exceeded sales and maturities in the first half of 2019 and 2018.

Net cash used in financing activities is primarily related to the purchase of treasury shares, exercise of warrants and lease payments. In the first half of 2019, the primary driver of the lower cash used in financing activities was related to the purchase of treasury shares during the first half of 2018 of DKK 146 million. There were no purchases of treasury shares during the first half of 2019.

Balance Sheet

As of June 30, 2019, total assets were DKK 8,977 million compared to DKK 8,461 million as of December 31, 2018. As of June 30, 2019, assets are mainly comprised of a cash position of DKK 6,951 million and receivables of DKK 871 million. The receivables consist primarily of royalties from our license and collaboration agreements and non-interest bearing receivables, which are due less than one year from the balance sheet date.

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Shareholders’ equity as of June 30, 2019 was DKK 8,287 million compared to DKK 8,014 million at the end of December 2018. The increase was driven primarily by our net income. As of June 30, 2019, Genmab’s equity ratio was 92% compared to 95% as of December 31, 2018.

Legal Matter – MorphoSys Patent Infringement Complaint

On January 25, 2019, the District Court ruled on summary judgment that the three MorphoSys patents were invalid for lack of enablement.  MorphoSys had the opportunity to appeal the District Court’s decision. In addition, a further claim by Janssen and us that the three MorphoSys patents were unenforceable due to inequitable conduct by MorphoSys was included in the case. On January 31, 2019, MorphoSys dismissed its infringement claims against us and Janssen with prejudice, and we and Janssen, in turn, dismissed our inequitable conduct claims against MorphoSys.  As such, there will be no further proceedings in the case.

General Corporate Matter – Initial Public Offering of ADSs in the U.S. and Capital Increase

On May 28, 2019, Genmab filed a registration statement with the U.S. Securities and Exchange Commission for a proposed initial public offering of ADSs and applied for listing of the ADSs on the Nasdaq Global Select Market.  Genmab commenced the initial public offering of ADSs on July 9, 2019 and priced the offering on July 17, 2019.

On July 22, 2019, the public offering and listing of American Depository Shares (ADSs) on Nasdaq Global Select Market under the symbol “GMAB” was completed. Gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 American Depository Shares (“ADSs”). Further, the underwriters’ exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total gross proceeds of the offering to USD 582 million (DKK 3,873 million). The closing of the overallotment was completed on July 23, 2019. The public offering price of $17.75 per ADS, corresponded to a subscription price of DKK 1,181.80 per New Share at the U.S. dollar/DKK exchange rate of DKK 6.6580 per USD 1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one. Underwriting commissions paid were USD 32 million (DKK 213 million). Total share capital following the public offering amounted to DKK 64,967,643.

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Interim Report for the First Half of 2019

STATEMENT OF COMPREHENSIVE INCOME FOR THE 2ND QUARTER OF 2019

Income Statement

	2nd Quarter of	2nd Quarter of
	2019	2018
	DKK'000	DKK'000

Revenue	773,914	509,675

Research and development expenses	(563,376)	(318,889)
General and administrative expenses	(73,371)	(55,742)
Operating expenses	(636,747)	(374,631)

Operating result	137,167	135,044

Net financial items	(26,639)	200,271

Net result before tax	110,528	335,315

Corporate tax	(25,643)	(74,788)

Net result	84,885	260,527

Basic net result per share	1.38	4.26
Diluted net result per share	1.35	4.21

Statement of Comprehensive Income

Net result	84,885	260,527

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	36	10,335

Total comprehensive income	84,921	270,862

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Interim Report for the First Half of 2019

STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST HALF OF 2019

Income Statement

		6 Months Ended	6 Months Ended
	Note	June 30, 2019	June 30, 2018
		DKK'000	DKK'000

Revenue	2	1,364,923	1,190,687

Research and development expenses		(1,109,456)	(631,440)
General and administrative expenses		(144,224)	(100,158)
Operating expenses		(1,253,680)	(731,598)

Operating result		111,243	459,089

Net financial items	4	93,307	131,791

Net result before tax		204,550	590,880

Corporate tax		(47,456)	(131,779)

Net result		157,094	459,101

Basic net result per share		2.56	7.51
Diluted net result per share		2.53	7.41

Statement of Comprehensive Income

Net result		157,094	459,101

Other comprehensive income:

Amounts which will be re-classified to the income
Adjustment of foreign currency fluctuations on subsidiaries		4,003	5,444

Total comprehensive income		161,097	464,545

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Interim Report for the First Half of 2019

BALANCE SHEET

		June 30,	December 31,
	Note	2019	2018
		DKK'000	DKK'000
ASSETS

Intangible assets		421,429	470,359
Property, plant and equipment		175,948	161,545
Right-of-use assets	7	190,979	—
Receivables		11,533	9,621
Deferred tax assets		366,560	386,449

Total non-current assets		1,166,449	1,027,974

Receivables		859,911	1,326,931
Marketable securities	3	6,368,090	5,573,187
Cash and cash equivalents		582,863	532,907

Total current assets		7,810,864	7,433,025

Total assets		8,977,313	8,460,999

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		61,690	61,498
Share premium		8,097,093	8,058,614
Other reserves		95,710	91,707
Retained Earnings		32,016	(197,459)

Shareholders' equity		8,286,509	8,014,360

Provisions		1,860	1,430
Lease liabilities	7	162,811	—
Other payables		1,575	1,860

Total non-current liabilities		166,246	3,290

Corporate tax payable		1,583	126,964
Lease liabilities	7	31,237	—
Other payables		491,738	316,385

Total current liabilities		524,558	443,349

Total liabilities		690,804	446,639

Total shareholders' equity and liabilities		8,977,313	8,460,999

Share-based instruments	5
Shareholdings by the Board of Directors and Executive Management	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Half of 2019

STATEMENT OF CASH FLOWS

		6 Months Ended	6 Months Ended
	Note	June 30, 2019	June 30, 2018
		DKK'000	DKK'000

Net result before tax		204,550	590,880

Reversal of financial items, net		(93,307)	(131,791)
Adjustments for non-cash transactions		135,775	70,673
Changes in working capital		699,919	53,940

Cash flow from operating activities before financial items		946,937	583,702

Financial interest received		29,542	20,643
Interest elements of lease payments	7	(3,607)	—
Financial expenses paid		(530)	(273)
Corporate taxes received/(paid)		(140,316)	(5,125)

Cash flow from operating activities		832,026	598,947

Investments in tangible assets		(35,574)	(47,791)
Marketable securities bought	3	(2,215,031)	(1,792,044)
Marketable securities sold		1,464,523	1,053,144

Cash flow from investing activities		(786,082)	(786,691)

Warrants exercised		38,478	60,413
Shares issued for cash		193	251
Principal elements of lease payments		(14,325)	—
Purchase of treasury shares		—	(146,175)
Payment of withholding taxes on behalf of employees on net settled RSUs		(8,728)	—

Cash flow from financing activities		15,618	(85,511)

Change in cash and cash equivalents		61,562	(273,255)
Cash and cash equivalents at the beginning of the period		532,907	1,347,545
Exchange rate adjustments		(11,606)	12,875

Cash and cash equivalents at the end of the period		582,863	1,087,165

Cash and cash equivalents include:
Bank deposits and petty cash		582,863	1,087,165

Cash and cash equivalents at the end of the period		582,863	1,087,165

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Interim Report for the First Half of 2019

STATEMENT OF CHANGES IN EQUITY

	Number of	Share		Translation	Retained	Shareholders'
	shares	capital	Share premium	reserves	Earnings	equity
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000

December 31, 2017	61,185,674	61,186	7,983,652	82,080	(1,854,726)	6,272,192
Change in accounting policy: Adoption of IFRS 15	—	—	—	—	150,648	150,648
Adjusted total equity at January 1, 2018	61,185,674	61,186	7,983,652	82,080	(1,704,078)	6,422,840

Net result	—	—	—	—	459,101	459,101
Other comprehensive income	—	—	—	5,444	—	5,444
Total comprehensive income	—	—	—	5,444	459,101	464,545

Transactions with owners:
Exercise of warrants	251,144	251	60,414	—	—	60,665
Purchase of treasury shares	—	—	—	—	(146,175)	(146,175)
Share-based compensation expenses	—	—	—	—	43,225	43,225
Tax on items recognized directly in equity	—	—	—	—	16,125	16,125

June 30, 2018	61,436,818	61,437	8,044,066	87,524	(1,331,802)	6,861,225

December 31, 2018	61,497,571	61,498	8,058,614	91,707	(197,459)	8,014,360
Net result	—	—	—	—	157,094	157,094
Other comprehensive income	—	—	—	4,003	—	4,003
Total comprehensive income	—	—	—	4,003	157,094	161,097

Transactions with owners:
Exercise of warrants	192,572	192	38,479	—	—	38,671
Share-based compensation expenses	—	—	—	—	68,455	68,455
Net settlement of RSUs	—	—	—	—	(8,728)	(8,728)
Tax on items recognized directly in equity	—	—	—	—	12,654	12,654

June 30, 2019	61,690,143	61,690	8,097,093	95,710	32,016	8,286,509

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Interim Report for the First Half of 2019

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting” and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in section 1 – Basis of Presentation in the financial statements in the 2018 annual report, except for the adoption of new accounting standards detailed below.

Management Judgments and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgments (various accounting estimates and assumptions) which may significantly impact the group’s financial statements. The most significant judgments include, among other things, revenue recognition, share-based compensation, deferred tax assets, and recognition of internally generated intangible assets. For additional descriptions of significant judgments and estimates, refer to note 1.3 in the 2018 annual report.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

MDKK		June 30, 2019		December 31, 2018
Assets Measured at Fair Value	Note	Level 1	Level 2	Level 1	Level 2

Marketable securities	3	6,368	—	5,573	—

Marketable Securities

All fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

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Interim Report for the First Half of 2019

New Accounting Standards - Recently Adopted

IFRS 16 Leasing

Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective transition method. Under this method, all leases are recognized in the balance sheet as a right-of-use (“ROU”) asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis over the lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.7%.

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The impact of the adoption of IFRS 16 on the financial statements as of January 1, 2019 is shown in the table and further described below:

January 1,
2019
DKK'000

Operating lease commitments disclosed as at December 31, 2018	183,711
Discounted using the group’s incremental borrowing rate of 3.7%	(42,461)
(Less): short-term leases recognised on a straight- line basis as expense	(2,874)
Add/(less): adjustments as a result of a different treatment of extension and termination options	66,392

Lease liability recognized at January 1, 2019	204,768

The ROU assets established at January 1, 2019 on the balance sheet was DKK 204.8 million. Net result decreased by DKK 3.1 million as a result of adopting IFRS 16 in the first half of 2019. Cash flows from operating activities increased by DKK 17.4 million and cash flows from financing activities decreased by DKK 14.3 million as a result of adopting IFRS 16 in the first half of 2019.

For purposes of applying the modified retrospective approach in adoption of IFRS 16, Genmab has used the following practical expedients permitted by the standard:

•	applied the exemption not to recognize ROU assets and liabilities for leases with less than 12 months of lease term from January 1, 2019, and
•	excluded initial direct costs for the measurement of the ROU assets at the date of initial application

There are no ROU assets that meet the definition of investment property.

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Note 2 – Revenue

Genmab enters into license and collaboration agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

The table below disaggregates our revenue by type of payment and collaboration partner under our agreements, which provides additional information regarding how the nature, amount, timing and uncertainty of our revenue and cash flows might be affected by economic factors.

	6 Months Ended	6 Months Ended
	June 30, 2019	June 30, 2018
	DKK'000	DKK'000
Revenue:
Royalties	1,181,101	708,933
Milestone payments	19,676	40,010
License fees	—	336,045
Reimbursement income	164,146	105,699

Total	1,364,923	1,190,687

Revenue split by collaboration partner:
Janssen (DARZALEX/daratumumab & DuoBody)	1,189,211	745,302
Novartis (Arzerra/ofatumumab)	11,704	317,738
Other collaboration partners	164,008	127,647

Total	1,364,923	1,190,687

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Note 3 – Marketable Securities

	June 30,	December 31,
	2019	2018
	DKK'000	DKK'000
		(full year)

Cost at the beginning of the period	5,493,957	4,194,743
Additions for the period	2,215,031	3,521,212
Disposals and maturities for the period	(1,457,667)	(2,221,998)

Cost at the end of the period	6,251,321	5,493,957

Fair value adjustment at the beginning of the period	79,230	(119,551)
Fair value adjustment for the period	37,539	198,781

Fair value adjustment at the end of the period	116,769	79,230

Net book value at the end of the period	6,368,090	5,573,187

Net book value in percentage of cost	101.9%	101.4%

Average effective duration	0.95	1.39

In accordance with the group’s risk management guidelines, Genmab’s marketable securities are administrated by two external investment managers who solely invest in securities from investment grade issuers. Genmab invests its cash in deposits with major financial institutions, Danish mortgage bonds and notes issued by Danish, European, and American governments.

As of June 30, 2019,  90% of our marketable securities had a triple A-rating,  compared to 90% as of December 31, 2018.

The total fair value adjustment for the first half of 2019 was income of DKK 38 million, which was driven primarily by foreign exchange adjustments of DKK 9 million due to the strengthening of the USD against the DKK which positively impacted our USD denominated portfolio.

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Note 4 – Financial Income and Expenses

	6 Months Ended	6 Months Ended
	June 30, 2019	June 30, 2018
	DKK'000	DKK'000

Financial income:
Interest and other financial income	44,754	28,007
Realized and unrealized gains on marketable securities, net	26,151	—
Realized and unrealized gains on fair value hedges, net	—	2,282
Realized and unrealized exchange rate gains, net	26,218	111,238

Total financial income	97,123	141,527

Financial expenses:
Interest and other financial expenses	3,816	273
Realized and unrealized losses on marketable securities, net	—	9,463

Total financial expenses	3,816	9,736

Net financial items	93,307	131,791

Realized and unrealized exchange rate gains, net of DKK 26 million in the first half of 2019 were driven by the strengthening of the USD against the DKK which positively impacted our USD denominated portfolio and cash holdings. Realized and unrealized exchange rate gains, net of DKK 111 million in the first half of 2018 were driven by foreign exchange movements, which positively impacted our USD denominated portfolio and cash holdings.

The increase in interest and other financial expenses is driven by the interest expense recognized on the lease liability established as part of the adoption of IFRS 16. See note 1 for details of the adoption of IFRS 16 and note 7 for details of the interest expense related to the lease liability.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established  a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management,  and members of the Board of Directors.

Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant. Within 30 days of the vesting date, the holder of an RSU receives one share in Genmab A/S for each RSU.

Our Board of Directors, under two separate authorizations, is currently authorized to repurchase up to a total of 1,000,000 shares (with a nominal value of DKK 1,000,000) at a price per share that may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen at the time of the acquisition. The first authorization, granted on March 17, 2016, authorizes the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 17, 2021. The second authorization, granted on March 29, 2019, authorizes the Board of Directors to repurchase up to an additional 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 28, 2024. The

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authorizations are intended to cover obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants. As of June 30, 2019, we repurchased a total of 225,000 shares (with a nominal value of DKK 225,000) under the first authorization and have not repurchased any shares under the second authorization. As of June 30, 2019, up to a further 275,000 shares (with a nominal value of up to DKK 275,000) can be repurchased under the first authorization.

During the first half of 2019,  there were no acquisitions of treasury shares.  During the first half of 2018, Genmab acquired 125,000 of its own shares, approximately 0.2% of share capital, to cover its future obligations under the RSU program. The total amount paid to acquire the shares, including directly attributable costs, was DKK 146 million and has been recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings as of June 30,  2019 and June 30, 2018.

The shares were acquired in accordance with the authorization granted by the Annual General Meeting on March 17, 2016 and the acquisition was carried out in compliance with applicable laws, the Nasdaq Copenhagen issuer rules and Genmab’s internal policies on trading with shares of Genmab A/S.

RSU Activity

The RSU activity in the first half of 2019  and 2018, respectively, is outlined below.

	6 Months Ended	6 Months Ended
	June 30, 2019	June 30, 2018

Outstanding RSUs at January 1	218,902	168,044
Granted	15,431	10,489
Vested	(22,189)	(47,450)
Forfeited/Cancelled	(5,053)	(1,971)

Outstanding RSUs at June 30	207,091	129,112

During the first half of 2019, 15,431 RSUs were granted with a weighted average fair value of DKK  1,154.35 per RSU. During the first half of 2018, 10,489 RSUs were granted with a weighted average fair value of DKK 1,084.57 per RSU.

During the first half of 2019, 22,189 RSUs vested and a corresponding amount of treasury shares were issued to cover the obligation. During the first half of 2018,  47,450 RSUs vested and a corresponding amount of treasury shares were issued to cover the obligation. As of June 30, 2019,  163,921 treasury shares were held by Genmab to cover its future obligations in relation to the RSU program.

Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management.

Warrants Granted from August 2004 until April 2012

Under the August 2004 warrant program, warrants vest annually over a four year period on the anniversary of the grant date.  Warrants granted under the August 2004 warrant program will lapse on the tenth anniversary

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of the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date.  However, the warrant holder will be entitled to retain rights to exercise all warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause.

Warrants Granted from April 2012 until March 2017

In April 2012, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date, warrants granted under the April 2012 warrant program will lapse at the seventh anniversary of the grant date. All other terms in the warrant programs are identical.

Warrants Granted from March 2017

In March 2017, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the April 2012 warrant program vested annually over a four year period, warrants granted under the new March 2017 warrant program are subject to a cliff vesting period and become fully vested three years from the date of grant. All other terms in the warrant programs are identical.

Warrant Activity

The warrant activity in the first half of 2019  and 2018 is outlined below.

	6 Months Ended	6 Months Ended
	June 30, 2019	June 30, 2018

Outstanding warrants at January 1	1,423,210	1,518,186
Granted	49,360	29,668
Exercised	(192,572)	(251,144)
Expired/lapsed/cancelled	(12,911)	(38,631)

Outstanding warrants at June 30	1,267,087	1,258,079

During the first half of 2019, 49,360 warrants were granted to our employees with a weighted average exercise price of 1,154.19 per warrant and a weighted average Black-Scholes fair market value of DKK 360.96 per warrant. During the first half of 2018, 29,668 warrants were granted to our employees with a weighted average exercise price of 1,087.00 per warrant and a weighted average Black-Scholes fair market value of DKK 383.48 per warrant.

During the first half of 2019,  192,572 warrants were exercised with a weighted average exercise price of DKK 200.81 with proceeds to Genmab of DKK 39 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.31% of share capital. During the first half of 2018, 251,144 warrants were exercised with a weighted average exercise price of DKK 241.55 with proceeds to Genmab of DKK 61 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.41% of share capital.

Share-based compensation expenses for the first half of 2019 totaled DKK 68 million compared to DKK 43 million for the first half of 2018.

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Note 6 - Shareholdings by the Board of Directors and Executive Management

The tables below set forth certain information regarding the beneficial ownership of the issued share capital and the outstanding share-based instruments held by the members of the Board of Directors and the Executive Management as of June 30, 2019.

	December 31,				June 30,
	2018	Acquired	Sold	Transferred	2019
Number of ordinary shares owned

Board of Directors
Mats Pettersson	24,800	7,207	—	—	32,007
Anders Gersel Pedersen	8,000	718	—	—	8,718
Pernille Erenbjerg	2,700	478	—	—	3,178
Paolo Paoletti	3,337	478	—	—	3,815
Rolf Hoffmann	1,050	—	—	—	1,050
Deirdre P. Connelly	2,200	—	—	—	2,200
Peter Storm Kristensen	—	—	—	—	—
Rick Hibbert	—	—	—	—	—
Mijke Zachariasse	—	—	—	—	—
Daniel Bruno	—	—	—	—	—

	42,087	8,881	—	—	50,968
Executive Management
Jan van de Winkel	662,400	6,084	—	—	668,484
David A. Eatwell	30,825	4,436	—	—	35,261
Judith Klimovsky	—	—	—	—	—

	693,225	10,520	—	—	703,745

Total	735,312	19,401	—	—	754,713

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	December 31,				June 30,
	2018	Granted	Exercised	Transferred	2019
Number of warrants held

Board of Directors
Mats Pettersson	26,250	—	(6,250)	—	20,000
Anders Gersel Pedersen	29,000	—	(9,000)	—	20,000
Pernille Erenbjerg	—	—	—	—	—
Paolo Paoletti	—	—	—	—	—
Rolf Hoffmann	—	—	—	—	—
Deirdre P. Connelly	—	—	—	—	—
Peter Storm Kristensen	2,515	—	—	—	2,515
Rick Hibbert	876	—	(87)	(789)	—
Mijke Zachariasse	—	—	—	557	557
Daniel Bruno	15,837	—	—	—	15,837

	74,478	—	(15,337)	(232)	58,909

Executive Management
Jan van de Winkel	108,068	—	(42,400)	—	65,668
David A. Eatwell	335,201	—	(45,000)	—	290,201
Judith Klimovsky	36,932	—	—	—	36,932

	480,201	—	(87,400)	—	392,801

Total	554,679	—	(102,737)	(232)	451,710

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	December 31,				June 30,
	2018	Granted	Settled	Transferred	2019
Number of RSUs held

Board of Directors
Mats Pettersson	3,298	—	(957)	—	2,341
Anders Gersel Pedersen	2,278	—	(718)	—	1,560
Pernille Erenbjerg	1,649	—	(478)	—	1,171
Paolo Paoletti	1,649	—	(478)	—	1,171
Rolf Hoffmann	1,899	—	—	—	1,899
Deirdre P. Connelly	2,094	—	—	—	2,094
Peter Storm Kristensen	1,481	—	—	—	1,481
Rick Hibbert	1,439	—	—	(1,439)	—
Mijke Zachariasse	—	—	—	188	188
Daniel Bruno	4,340	—	—	—	4,340

	20,127	—	(2,631)	(1,251)	16,245

Executive Management
Jan van de Winkel	33,505	—	(11,387)	—	22,118
David A. Eatwell	20,068	—	(7,693)	—	12,375
Judith Klimovsky	12,579	—	—	—	12,579

	66,152	—	(19,080)	—	47,072

Total	86,279	—	(21,711)	(1,251)	63,317

Following Genmab A/S’ Annual General Meeting on March 29, 2019, the Board of Directors is comprised of five independent directors, one non-independent director, and three employee-elected directors. Mats Pettersson, Dr. Anders Gersel Pedersen, Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann and Dr. Paolo Paoletti were re-elected to the Board of Directors for a one year period. Peter Storm Kristensen, Mijke Zachariasse and Dan Bruno were elected to the Board of Directors by the employees for a three year period. Dr. Rick Hibbert stepped down from the Board of Directors. The reclassification of the employee elected board members’ shares and share-based instruments is shown in the transferred column of the tables above. The Board of Directors convened and constituted itself with Mats Pettersson as Chairman and Deirdre P. Connelly as Deputy Chairman.

Other than the remuneration to the Board of Directors and the Executive Management and the transactions detailed in the tables above, no other significant transactions with the Board of Directors or the Executive Management took place during the first half of 2019. For further information on the remuneration of the Board of Directors and the Executive Management, refer to note 5.1 in the 2018 annual report.

Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account.

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Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30,	December 31,
	2019	2018
	DKK'000	DKK'000
Right-of-use assets
Properties	185,867	—
Equipment	5,112	—
		—
Total right-of-use assets	190,979	—
		—
Lease liabilities		—
Current	31,237	—
Non-current	162,811	—
		—
Total lease liabilities	194,048	—

There were no additions to the right-of-use assets in the first half ended June 30, 2019.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	6 Months Ended	6 Months Ended
	June 30, 2019	June 30, 2018
	DKK'000	DKK'000
Depreciation charge of right-of-use assets
Properties	13,150	—
Equipment	639	—

Total depreciation charge of right-of-use assets	13,789	—

Interest expense	3,607	—
Expense relating to short-term leases	1,437	—

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Please refer to note 1 for disclosure of the impact of adoption of IFRS 16 on our consolidated financial statements. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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During the second quarter of 2019, Genmab A/S’s subsidiary Genmab US, Inc., entered into a lease agreement with respect to office and laboratory space with a commencement date in March 2020 and is non-cancellable until August 2031.  The total future minimum payments over the term of the lease are approximately DKK 210 million and estimated capital expenditures to fit out the space are approximately DKK 111 million.

Note 8 - Subsequent Events to the Balance Sheet Date

On July 22, 2019, the public offering and listing of American Depository Shares (ADSs) on Nasdaq Global Select Market under the symbol “GMAB” was completed. Gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 American Depository Shares (“ADSs”). Further, the underwriters’ exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total gross proceeds of the offering to USD 582 million (DKK 3,873 million). The closing of the overallotment was completed on July 23, 2019. The public offering price of $17.75 per ADS, corresponded to a subscription price of DKK 1,181.80 per New Share at the U.S. dollar/DKK exchange rate of DKK 6.6580 per USD 1.00 on July 17, 2019, multiplied by the ADS-to-share ratio of ten-to-one. Underwriting commissions paid were USD 32 million (DKK 213 million). Total share capital following the public offering amounted to DKK 64,967,643.

No  other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2019.

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ABOUT GENMAB

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company has two approved antibodies, DARZALEX® (daratumumab) for the treatment of certain multiple myeloma indications, and Arzerra® (ofatumumab) for the treatment of certain chronic lymphocytic leukemia indications. Daratumumab is in clinical development for additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development for relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with core sites in Utrecht, the Netherlands and Princeton, New Jersey, U.S.

This interim report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), available at www.sec.gov.Genmab does not undertake any obligation to update or revise forward looking statements in this interim report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 39/40
1560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884

Interim Report for the First Half of 2019

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the first half ended June 30, 2019.

The interim report is prepared in accordance with International Accounting Standard No. 34 (IAS 34), “Interim Financial Reporting”, as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review, pages 4-20, to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces.

Copenhagen, August 14, 2019

Executive Management

Jan van de Winkel	David A. Eatwell	Judith Klimovsky
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)

Board of Directors

Mats Pettersson	Deirdre P. Connelly	Rolf Hoffmann
(Chairman)	(Deputy Chairman)

Pernille Erenbjerg	Paolo Paoletti	Anders Gersel Pedersen

Mijke Zachariasse	Daniel J. Bruno	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 40/40
1560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884